

IAMGOLD REPORTS FIRST QUARTER 2025 RESULTS

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, May 6, 2025 – IAMGOLD Corporation (NYSE:IAG, TSX:IMG) ("IAMGOLD" or the "Company") today reported its financial and operating results for the first quarter 2025.

"In the first quarter of 2025, IAMGOLD achieved important milestones which position the company well for the future," said Renaud Adams, President and Chief Executive Officer of IAMGOLD. "During the quarter, attributable production totaled 161,000 ounces from our three mines. The first quarter was expected to be the lightest quarter of production this year, due to the ramp-up and associated maintenance activities at Côté limiting throughput early in the quarter, and the expectations of an increasing grade profile at Essakane. At Westwood, production decreased from the prior quarter but is expected to resume its recent track record of strong performance as stope development continues to improve flexibility in the mine. Looking ahead, we remain confident in our production guidance estimates for the year of 735,000 to 820,000 ounces. Côté achieved a record throughput in March totaling nearly one million tonnes, which represents a monthly average throughput rate of 90%. Further, this performance continued into this quarter with the plant averaging 34,500 tpd or 96% of nameplate over the last 30 days. These achievements represent a significant improvement in stability and availability of the Côté plant, and we expect further improvement with the installation of the second cone crusher later in the year. This additional secondary crusher is expected to improve the reliability of our comminution circuit in support of the target to achieve nameplate throughput of 36,000 tpd prior to the end of the year and debottleneck the dry side of the plant offering the potential for further optimizations and improvements in the near future."

"Today, we also released our 18th annual Sustainability Report which highlights our successes, challenges and actions we are taking to uphold our commitment to responsible mining practices. Sustainability is one of the core principles in our business — guiding our efforts to operate responsibly, support host communities, mitigate our impact on the environment, and act with integrity. On behalf of the Board and leadership team, I extend our sincere gratitude to our employees, communities and all stakeholders for their vital role in advancing our sustainability journey."

HIGHLIGHTS:

Operating and Financial

- **Attributable gold production** was 161,000 ounces in the first quarter.
- Côté produced 51,000 attributable ounces (73,000 ounces on a 100% basis) in the first quarter. During March, Côté achieved an average mill throughput rate of 90% of nameplate design capacity and produced 26,500 attributable ounces (37,900 ounces on a 100% basis). Subsequent to quarter end, the plant continued to demonstrate good availability and utilization with throughput averaging 96% of nameplate over the last 30 days.
- Production is expected to be higher quarter over quarter through 2025 as Côté ramps up to design capacity by the end of 2025 and the grade at Essakane increases during the second half of the year based on mining sequence. At Westwood, underground throughput and grade is expected to increase compared to the first quarter.
- **Revenues** were $477.1 million from sales of 174,000 ounces at an average realized gold price[1] of $2,731 per ounce for the quarter.
- **Cost of sales** per ounce sold was $1,465, **cash cost**[1] per ounce sold was $1,459 and **all-in-sustaining cost**[1] ("AISC")[1] per ounce sold was $1,908.
- **Net earnings and adjusted net earnings per share** attributable to equity holders[1] for the first quarter of $0.07 and $0.10, respectively.

- **Net cash from operating activities** was $74.3 million for the first quarter, net of the impact of delivering 37,500 ounces into gold prepay obligations. Net cash from operating activities, before movements in working capital and non-current ore stockpiles[1], was $104.9 million for the first quarter, net of the impact of delivering 37,500 ounces into gold prepay obligations.

- **Earnings before interest, income taxes, depreciation and amortization** ("EBITDA")[1] was $195.2 million for the first quarter and adjusted EBITDA[1] was $204.5 million.

- **Mine-site free cash flow**[1] was $139.6 million during the first quarter.

- The Company has **available liquidity**[1] of $745.8 million, mainly comprised of cash and cash equivalents of $316.6 million and the available balance of the revolving credit facility ("Credit Facility") of $428.5 million as at March 31, 2025.

- In **health and safety**, the Company reported a TRIFR (total recordable injuries frequency rate) of 0.67, tracking slightly above the prior year performance.

Corporate

- During the first quarter of 2025, the Company delivered 37,500 ounces into the 2024 gold prepay arrangements and a further 12,500 ounces during April 2025, reducing the outstanding balance of remaining prepay arrangements to 25,000 ounces as at April 30, 2025. Deliveries into the gold prepayment arrangement will be complete by the end of the second quarter 2025.

- On March 21, 2025, the Company received an updated credit rating from Fitch which upgraded the corporate credit rating from B- to B+ with a stable outlook.

- On February 3, 2025, Annie Torkia Lagacé joined IAMGOLD as Chief Legal and Strategy Officer, and as part of this strategic realignment, Tim Bradburn, SVP, General Counsel and Corporate Secretary and Stephen Eddy, SVP, Business Development departed IAMGOLD.

- On February 20, 2025, Dorena Quinn was appointed as Chief People Officer, having joined the Company in 2018 and most recently serving as Senior Vice President, People.

- On May 6, 2025, the Company released its 2024 Sustainability Report. The report draws upon various ESG frameworks and standards and internationally recognized methodologies such as the Global Reporting Initiative ("GRI") and Sustainability Accounting Standards Board ("SASB").

QUARTERLY REVIEW

For more details and the Company's overall outlook for 2025, see "Outlook", and for individual mines performance, see "Operations". The following table summarizes certain operating and financial results for the three months ended March 31, 2025 (Q1 2025) and March 31, 2024 (Q1 2024) and certain measures of the Company's financial position as at December 31, 2024.

	Q1 2025	Q1 2024
Key Operating Statistics ($ millions)		
Gold production – attributable (000s oz)	161	151
- Côté Gold[1]	51	1
- Westwood	24	32
- Essakane	86	118
Gold sales – attributable (000s oz)	165	150
- Côté Gold[1]	52	—
- Westwood	27	33
- Essakane	86	117
Cost of sales[2] ($/oz sold) – attributable	$ 1,465	$ 1,056
- Côté Gold[1]	$ 1,264	$ —
- Westwood	$ 1,547	$ 1,243
- Essakane	$ 1,560	$ 1,004
Cash costs[3] ($/oz sold) – attributable	$ 1,459	$ 1,053
- Côté Gold[1]	$ 1,260	—
- Westwood	$ 1,527	$ 1,236
- Essakane	$ 1,557	$ 1,002
AISC[3] ($/oz sold) – attributable	$ 1,908	$ 1,493
- Côté Gold[1]	$ 1,643	$ —
- Westwood	$ 2,124	$ 1,836
- Essakane	$ 1,846	$ 1,312
Average realized gold price[3,4] ($/oz)	$ 2,731	$ 2,077

1. Attributable portion for Côté Gold is based on IAMGOLD's ownership of 70%; prior to November 30, 2024, IAMGOLD's ownership was 60.3% (refer to Côté Gold section below for more details).
2. Throughout this news release, cost of sales, excluding depreciation, is disclosed in the segment note in the consolidated interim financial statements.
3. Refer to the "Non-GAAP Financial Measures" disclosure at the end of this news release for a description and calculation of these measures.
4. The average realized gold price in the first quarter 2025, excluding the impact of the 2024 Prepay Arrangement (as defined below), was $2,909 per ounce.

	Q1 2025	Q1 2024
Financial Results ($ millions)		
Revenues	$ 477.1	$ 338.9
Gross profit	$ 141.2	$ 105.7
EBITDA[1]	$ 195.2	$ 154.1
Adjusted EBITDA[1]	$ 204.5	$ 152.5
Net earnings (loss) attributable to equity holders	$ 39.7	$ 54.8
Adjusted net earnings (loss) attributable to equity holders[1]	$ 55.2	$ 53.0
Net earnings (loss) per share attributable to equity holders	$ 0.07	$ 0.11
Adjusted net earnings (loss) per share attributable to equity holders[1]	$ 0.10	$ 0.11
Net cash from operating activities before changes in working capital[1]	$ 104.9	$ 142.8
Net cash from operating activities	$ 74.3	$ 77.1
Mine-site free cash flow[1]	$ 139.6	$ 46.2
Capital expenditures[1,2] – sustaining	$ 61.7	$ 55.1
Capital expenditures[1,2] – expansion	$ 5.3	$ 115.2

	March 31 2025	December 31 2024
Financial Position ($ millions)		
Cash and cash equivalents	$ 316.6	$ 347.5
Long-term debt	$ 1,022.3	$ 1,028.9
Net cash (debt)[1]	$ (882.3)	$ (859.3)
Available Credit Facility	$ 428.5	$ 418.5

1. Refer to the "Non-GAAP Financial Measures" disclosure at the end of this news release for a description and calculation of these measures.
2. Sustaining and expansion capital expenditures represent incurred expenditures for property, plant and equipment and exploration and evaluation assets, and exclude right-of-use assets and working capital impacts.

OUTLOOK

Production (000 oz)

	Actual Q1 2025	Full Year Guidance 2025
Côté Gold – (70%)	51	250 – 280
Westwood – (100%)	24	125 – 140
Essakane – (90%)	86	360 – 400
Total attributable production (000s oz)	161	735 – 820

Total attributable production for IAMGOLD in 2025 is expected to be in the range of 735,000 to 820,000 ounces. Production is expected to be higher quarter over quarter through 2025 as Côté ramps up to design capacity by the end of 2025 and the grade at Essakane increases during the second half of the year based on the mining sequence. At Westwood, underground throughput and grade is expected to increase from the first quarter through underground process improvements. For further details, refer to the operations section of each mine below.

Costs

	Actual Q1 2025	Full Year Guidance 2025
Côté Gold		
Cash costs ($/oz sold)	$1,260	$950 – $1,100
AISC ($/oz sold)	$1,643	$1,350 – $1,500
Westwood		
Cash costs ($/oz sold)	$1,527	$1,175 – $1,325
AISC ($/oz sold)	$2,124	$1,675 – $1,825
Essakane		
Cash costs ($/oz sold)	$1,557	$1,400 – $1,550
AISC ($/oz sold)	$1,846	$1,675 – $1,825
Consolidated		
Cost of sales[1] ($/oz sold)	$1,465	$1,200 – $1,350
Cash costs[1,2] ($/oz sold)	$1,459	$1,200 – $1,350
AISC[1,2] ($/oz sold)	$1,908	$1,625 – $1,800

1. Consists of Côté Gold, Westwood and Essakane on an attributable basis of 70%, 100% and 90%, respectively.
2. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

Cash costs on a consolidated basis are expected to be in the range of $1,200 to $1,350 per ounce sold, a slight increase from last year primarily as a result of an increase in expected cash costs at Essakane. AISC for the Company is expected to be in the range of $1,625 and $1,800 per ounce sold, in line with 2024 as a result of the ramp-up of Côté Gold and reduced capitalized waste stripping at Essakane. In line with production levels, unit costs are expected to decrease corresponding with higher production volumes throughout the year.

The full year guidance is based on the following 2025 full year assumptions, before the impact of hedging: average realized gold price of $2,500 per ounce, USDCAD exchange rate of 1.35, EURUSD exchange rate of 1.11, average

Brent oil price of $75 per barrel and WTI price of $70 per barrel. For expected impacts from fluctuation in these assumptions, refer to the Sensitivity Impact table included in the Financial Condition section.

Capital Expenditures

($ millions)	Actual Q1 2025[1]			Full Year Guidance 2025[2]		
	Sustaining	Expansion	Total	Sustaining	Expansion	Total
Côté Gold (IMG share)	$ 18.2	$ 3.1	$ 21.3	$ 110	$ 15	$ 125
Westwood	$ 15.1	$ —	$ 15.1	$ 70	$ —	$ 70
Essakane	27.9	2.2	30.1	110	5	115
	$ 61.2	$ 5.3	$ 66.5	$ 290	$ 20	$ 310
Corporate	0.5	—	0.5	—	—	—
Total[3]	$ 61.7	$ 5.3	$ 67.0	$ 290	$ 20	$ 310

1. 100% basis, for Westwood and Essakane, and reflects IAMGOLD's 70% interest in Côté Gold UJV on an incurred basis.
2. Capital expenditures guidance (±5%).
3. Includes $11 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.

Capital expenditures in 2025 are expected to total $310 million, of which $290 million is categorized as sustaining capital. Capital expenditures are lower than 2024, as a result of the completion of expansion capital outlays as Côté Gold construction and commissioning was completed earlier in the year. Sustaining capital estimates are expected to decline going forward, as Côté completes the construction of the full tailings dam footprint and related earthworks projects and as capitalized waste stripping declines at Essakane based on the current mine plan.

Exploration Outlook

Exploration expenditures for 2025 are expected to be approximately $38 million, the majority of which will be expensed. The largest exploration spend will be at Côté Gold of approximately $13 million attributable to IAMGOLD including the Gosselin resource delineation drilling program, Essakane at approximately $7 million, followed by Nelligan/Monster Lake at approximately $6 million.

($ millions)	Actual Q1 2025			Full Year Guidance 2025		
	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Exploration projects – greenfield	$ 0.2	$ 5.5	$ 5.7	$ —	$ 25	$ 25
Exploration projects – brownfield	1.9	0.6	2.5	11	2	13
	$ 2.1	$ 6.1	$ 8.2	$ 11	$ 27	$ 38

Income Taxes Paid and Depreciation Outlook

The Company expects to pay cash taxes in the range of $120 to $130 million during 2025. Cash tax payments do not occur evenly by quarter, as amounts paid in a quarter can include payments of the final balance of the prior year taxes and payments of instalments for the current year, both required to be made at times as prescribed by different countries. There are no significant cash taxes expected in respect of the new global minimum top-up taxes ("GloBE"). The income taxes paid guidance does not include cash tax obligations arising from asset sales.

Depreciation expense for 2025 is expected to be $450 million (±5%) with increased depreciation expense due to the increase in the value of depreciable property, plant and equipment following the completion of construction and commencement of commercial operations at Côté Gold and the 2024 impairment reversal at the Westwood cash generating unit ("CGU"). In line with production levels, depreciation expense is expected to be higher in the second half of the year due to the large proportion of depreciable assets that are depreciated on a units of production basis.

($ millions)	Actual Q1 2025	Full Year Guidance 2025
Depreciation expense	$79.7	$450 (±5%)
Income taxes paid	$15.2	$120 – $130

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

The Company released its 2024 Sustainability Report on May 6, 2025. The report draws upon various ESG frameworks and standards and internationally recognized methodologies such as the Global Reporting Initiative ("GRI") and Sustainability Accounting Standards Board ("SASB").

Health and Safety

The TRIFR was 0.67 as at March 31, 2025, (compared to 0.61 as at March 31, 2024), and tracking above the Company's tolerance of 0.57. IAMGOLD is continuing to advance its critical risk management and visible leadership to improve safety and reduce high-potential incidents. This includes the integration of contractors in the critical risk management program.

The Company continues to track a range of leading indicators around critical risk management, contractor management, and incident investigation quality, reported annually.

Environmental

There were zero significant environmental incidents reported for the quarter.

Indigenous Relations

As a Canadian business committed to responding to the Truth and Reconciliation Commission of Canada's Calls to Action, IAMGOLD launched a company-wide initiative in the first quarter 2025, that will help the Company articulate how it works with Indigenous peoples beyond reconciliation, towards a future that builds upon the Company's experiences and reflects its values. This work will lead to the creation of a coherent vision for reconciliation and a roadmap to help guide the Company's actions as an organization.

Social Performance

During the first quarter 2025, IAMGOLD renewed its partnership with Laurentian University, creating the IAMGOLD President's Fund for Innovation at Canada's Mining University. This five-year, C$2.5 million fund will allow the university to support initiatives that will drive innovation in education and research at the university, fostering greater engagement with the university and providing solutions to the mining industry.

OPERATIONS

Côté Gold Mine (IAMGOLD interest – 70% for Q1 2025, 60.3% for Q1 2024) | Ontario, Canada

		Q1 2025		Q1 2024
Key Operating Statistics (100% basis, unless otherwise stated)				
Ore mined (000s t)		3,115		1,944
Grade mined (g/t)		0.78		0.72
Operating waste mined (000s t)		5,667		3,208
Capital waste mined (000s t)		1,973		2,445
Material mined (000s t) – total		10,755		7,597
Strip ratio[1]		2.5		2.9
Ore milled (000s t)		2,097		48
Head grade (g/t)		1.17		0.81
Recovery (%)		93		80
Gold production (000s oz) – 100%		73		1
Gold production (000s oz) – attributable		51		1
Gold sales (000s oz) – 100%		74		—
Gold sales (000s oz) – attributable		52		—
Average realized gold price[2,3] ($/oz)	$	2,925	$	—
Financial Results ($ millions – attributable interest)				
Revenues[4]	$	151.2	$	—
Cost of sales[4]		65.2		—
Production costs		56.4		0.8
(Increase)/decrease in finished goods		(0.8)		(0.8)
Royalties[5]		9.6		—
Cash costs[2]		65.1		—
Sustaining capital expenditures[2,6]		18.2		—
Expansion capital expenditures[2,6]		3.1		118.8
Total sustaining and expansion capital expenditures[2,6]		21.3		118.8
Earnings from operations		49.7		—
Mine site free cash flow[2]		57.6		—
Unit costs per tonne[2]				
Mine costs per operating tonne mined	$	3.49	$	3.33
Mill costs per tonne milled[2]	$	20.18	$	—
G&A costs per tonne milled[2]	$	8.89	$	—
Operating costs per ounce[7]				
Cost of sales excluding depreciation ($/oz sold)	$	1,264	$	—
Cash costs[2] ($/oz sold)	$	1,260	$	—
AISC[2,7] ($/oz sold)	$	1,643	$	—

1. Strip ratio is calculated as waste mined divided by ore mined.
2. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
3. Average gold price realized on the attributable portion of sales excludes the impact of gold delivered into prepayment arrangements.
4. As per note 25 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
5. Includes 7.5% net profit interest payment.
6. All-in sustaining cost and sustaining capital expenditure for 2024 are $nil as commercial production was achieved starting August 1, 2024. Expansion capital expenditures include Project Expenditures.
7. Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Operations

Attributable gold production was 51,000 ounces (73,000 ounces on a 100% basis) in the first quarter 2025 as the mine continues to ramp-up following the start of production on March 31, 2024. Production was impacted by maintenance and repair activities in the quarter; however, the operation achieved a record monthly throughput of 1.0 million tonnes in March, representing an average monthly processing rate of 90% of design capacity. Subsequent to quarter end, the plant continued to demonstrate good availability and utilization with throughput averaging 34,500 tpd or 96% over the last 30 days.

Mining activity totaled 10.8 million tonnes in the first quarter 2025, an increase over the prior year period, with ore tonnes mined increasing to 3.1 million tonnes and an associated strip ratio of 2.5:1 waste to ore. The average grade of mined ore was 0.78 g/t in the first quarter 2025, in line with the updated mining schedule, as mining activities expand the pit and increase the volume of blasted ore in the pit to provide greater flexibility in supporting the planned mill feed with reduced rehandling.

Mill throughput in the first quarter 2025 totaled 2.1 million tonnes. In March 2025, the plant processed approximately 1.0 million tonnes. Total quarterly throughput was lower in January and February due to maintenance and repair activities described below. Head grades of 1.17 g/t were in line with guidance, with feed material comprised of a combination of direct-feed ore and stockpiles. Recoveries in the plant averaged 93% in the quarter. The gravity circuit is now operational. The reconciliation between the reserve models, grade control models and mill feed continues in line with expected tolerances.

During the quarter, the HPGR rollers demonstrated accelerated wear necessitating a changeover ahead of schedule and limiting the secondary crushing capacity in January. The changeover of the HPGR rolls was completed in February 2025 with operating and maintenance procedures adjusted to maximize lifespan and optimize future changeover windows. Inside the plant, the grinding circuit was also impacted early in the quarter, due to repairs required on one of the Vertimills following a faulty start-up post-maintenance. Prevention and mitigation procedures have been put in place. Plant throughput was lower in the first two months of the quarter as a result of the impact of the timing of these maintenance issues, with record monthly throughput achieved in March following these repairs.

The target is to achieve the steady-state nameplate throughput rate of 36,000 tonnes per day ("tpd") by the end of 2025.

Financial Performance (attributable basis)

Revenue and cost of sales were recognized in accordance with IAMGOLD's ownership level of 70% for the first quarter 2025, following the November 30, 2024, repurchase of the 9.7% transferred interest from SMM.

Production costs of $56.4 million were incurred during the three months ended March 31, 2025.

- Mining cost was $3.49 per tonne mined during the three months ended March 31, 2025. Costs are expected to decrease over the course of the year as mining operations continue to ramp-up and rehandling is reduced. The price of explosives and diesel were higher than planned in the quarter, partially offset by lower overall consumption.

- Milling cost was $20.18 per tonne milled during the three months ended March 31, 2025. Unit costs were higher in the first quarter due to lower throughput during the first two months of the quarter, higher parts and contractor costs from the increased maintenance activities and frequency, and costs associated with the refeed circuit to support the mill feed during the periods of sustained maintenance. Unit costs are expected to decrease over the course of the year as throughput increases towards nameplate capacity, and as operations and maintenance processes stabilize. Mill availability is expected to increase with the installation of the additional secondary crusher that should reduce the use of the refeed circuit and related costs.

- G&A cost was $8.89 per tonne milled during the three months ended March 31, 2025. Unit costs remained higher than expected as the average throughput during the quarter was below plan due to the maintenance activities. Unit costs are expected to further decrease as throughput increases over the course of the year.

Cost of sales, excluding depreciation, during the three months ended March 31, 2025, totaled $65.2 million. Cost of sales includes $9.6 million of royalties and net profit interests for the three months ended March 31, 2025. Cost of sales per ounce sold, excluding depreciation, was $1,264 for the three months ended March 31, 2025.

Cash costs during the three months ended March 31, 2025, totaled $65.1 million and cash cost per ounce sold was $1,260. AISC per ounce sold was $1,643 for the quarter.

Capital expenditures, on a 100% and incurred basis, totaled $30.2 million in the first quarter 2025. Sustaining capital expenditures totaled $25.8 million ($18.2 million on a 70% basis), including $11.7 million of capital projects related to operational improvements and ramp-up, $7.2 million of capitalized stripping, $3.5 million of tailings expansion and related earthworks, $3.3 million of mobile equipment and critical spares and $0.1 million of other capital projects. Expansion capital of $4.4 million ($3.1 million on a 70% basis) was primarily associated with the progress on the additional secondary crusher being installed later in the year and completion of the truck shop expansion.

2025 Outlook

Production at Côté Gold is expected to be in the range of 360,000 to 400,000 ounces on a 100% basis (250,000 to 280,000 ounces on an attributable basis). The primary focus continues to be the ramp-up of the processing plant towards the goal of achieving nameplate mill design capacity of 36,000 tpd by the end of the year.

Mining activities are expected to increase throughout the year, averaging approximately 12 million tonnes in the fourth quarter, with a declining strip ratio throughout the year as ore mined increases. Plant throughput is expected to total approximately 11 to 12 million tonnes in 2025 with processing rates expected to increase quarter over quarter, particularly in the second quarter, following the winter season and first quarter maintenance, and in the fourth quarter with the installation of the additional secondary crusher. The additional secondary crusher will provide further capacity and redundancy in the dry side of the plant in support of the operation and potential future expansions. The installation of the crusher will require a multi-day shutdown in the fourth quarter, which is accounted for in current guidance estimates. Plant head grades are expected to average approximately 1.1 to 1.2 g/t Au, as mining and stockpiling activities shift towards a more efficient mine plan to reduce rehandling of stockpiled ore and optimized for potential future expansions. Gold production is expected to be lowest in the first quarter of the year and increase sequentially as plant throughput increases throughout the year.

Cash costs are expected to be in the range of $950 to $1,100 per ounce sold and AISC to be in the range of $1,350 to $1,500 per ounce sold. The cash cost guidance reflects the cost levels experienced in the first year of operations, including higher levels of maintenance, contractor support and continuous improvement consultants. Costs are expected to be lower in the second half of the year as targeted improvements are deployed and as production increases.

Sustaining capital expenditures guidance (±5%) attributable to IAMGOLD is approximately $110 million ($157 million on a 100% basis) and continues to be higher than the life-of-mine average as the mine progresses the completion of construction of the full tailings dam footprint and related earthworks projects and incurs higher capital waste spending of approximately $20 million ($28 million on a 100% basis) to complete the final year of the initial pit pushback. Expansion capital of $15 million ($21 million on a 100% basis) is primarily associated with the planned installation of the additional secondary crusher in the fourth quarter of this year.

Exploration - Gosselin

The Gosselin zone is located immediately to the northeast of the Côté zone. Following the expansion and delineation diamond drilling program completed in 2024, the 2025 drilling plan entails the continuation of the ongoing diamond drilling program to increase the confidence of the existing resource and convert a large part of the Inferred Resource category to the Indicated category. A total of 45,000 metres is planned and approximately 12,000 metres were completed in the first quarter. In addition, 6,500 metres is planned this year to test high potential targets along the favourable structural corridor towards the Jack Rabbit area to the north-east of the Gosselin zone and develop models and targets within the larger Côté District at Swayze West - Jerome area.

Technical studies are progressing to advance metallurgical testing, conduct mining and infrastructure studies to review options for potential inclusion of the Gosselin deposit into a future Côté Gold LOM plan.

Exploration – Côté Zone Drilling

An infill drilling program of 20,000 metres is also planned on the Côté zone and will start early in the second quarter of 2025.This infill drilling program is planned to improve resource confidence within the northeastern extension of the Côté deposit and convert other areas of Inferred Resources into the Indicated Resources category.

Funding Agreement with Sumitomo

On December 19, 2022, the Company announced it had entered into the JV Funding and Amending Agreement with SMM ("JV Funding Agreement"), whereby SMM contributed the Company's funding obligations to the Côté Gold UJV and as a result, the Company transferred 9.7% of its interest in Côté Gold to SMM with a right to repurchase these transferred interests to return to its full 70% interest in the Côté Gold Mine.

On November 30, 2024, the Company exercised its right to repurchase the 9.7% interest in Côté Gold returning IAMGOLD to its full 70% interest in Côté Gold.

Westwood Complex (IAMGOLD interest – 100%) | Quebec, Canada

		Q1 2025		Q1 2024
Key Operating Statistics				
Underground lateral development (metres)		1,147		1,307
Ore mined (000s t) – underground		89		83
Ore mined (000s t) – open pit		192		120
Ore mined (000s t) – total		281		203
Grade mined (g/t) – underground		6.29		8.90
Grade mined (g/t) – open pit		1.31		2.28
Grade mined (g/t) – total		2.89		5.00
Ore milled (000s t)		282		249
Head grade (g/t) – underground		6.28		8.78
Head grade (g/t) – open pit		1.37		2.21
Head grade (g/t) – total		2.89		4.27
Recovery (%)		91		94
Gold production (000s oz)		24		32
Gold sales (000s oz)		27		33
Average realized gold price[1,2] ($/oz)	$	2,914	$	2,088
Financial Results ($ millions)				
Revenues[3]	$	79.8	$	68.9
Cost of sales[3]		42.1		40.9
Production costs		41.0		38.6
(Increase)/decrease in finished goods		1.1		2.0
Royalties		—		0.3
Cash costs[1]		41.6		40.7
Sustaining capital expenditures[1]		15.1		19.0
Earnings/(loss) from operations		21.1		16.1
Mine site free cash flow[1]		16.6		10.5
Unit costs per tonne[1]				
Underground mining cost per tonne mined	$	274.75	$	247.22
Open pit mining cost per operating tonne mined	$	7.24	$	13.29
Milling cost per tonne milled	$	23.26	$	24.65
G&A cost per tonne milled	$	22.70	$	20.56
Operating costs per ounce[4]				
Cost of sales excluding depreciation($/oz sold)	$	1,547	$	1,243
Cash costs[1] ($/oz sold)	$	1,527	$	1,236
AISC[1] ($/oz sold)	$	2,124	$	1,836

1. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
2. Average realized gold price excludes the impact of gold delivered into prepayment arrangements.
3. As per note 25 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
4. Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Operations

Production in the first quarter 2025 was 24,000 ounces, lower by 8,000 ounces or 25% compared with the same prior year period, primarily due to lower grades from both the underground and open pit mines.

Mining activity in the first quarter 2025 of 281,000 tonnes of ore was higher by 78,000 tonnes or 38% from the same prior year period. The underground mine averaged 987 tpd as production from the underground operation continued to increase compared to the prior year, with eight active mining zones in the quarter. Grade mined from the underground mine was lower than the prior year period due to temporary equipment challenges impacting blasting efficiency that required stope re- sequencing, combined with increased dilution in certain stopes. The amount of stopes that are drilled and loaded have doubled over the last year.

Lateral underground development of 1,147 metres in the first quarter 2025 was lower by 160 metres or 12% compared to the same prior year period, as the mine has successfully developed multiple mining zones in the prior periods.

Mill throughput in the first quarter 2025 was 282,000 tonnes, at an average head grade of 2.89 g/t, 13% higher and 32% lower than the same prior year period, respectively.

The mill achieved recoveries of 91% in the first quarter 2025, slightly lower than the same prior year period. Plant availability in the quarter of 94% was higher than the same prior year period of 85%.

Financial Performance – Q1 2025 Compared to Q1 2024

Production costs of $41.0 million were higher by $2.4 million or 6% than the same prior year period primarily due to increased labour costs, increased explosives and tire costs at the mine, as well as increased rental cost of a mobile ore crusher supporting higher mill throughput. Administration costs increased due to consulting support for decarbonization initiatives, and increased insurance costs resulting from a higher insurable baseline revenue expectation for Westwood.

Cost of sales, excluding depreciation, of $42.1 million was slightly higher than the same prior year period due to higher production costs. Cost of sales per ounce sold, excluding depreciation, of $1,547, was higher by $304 or 24% primarily due to lower production and sales volumes.

Cash costs of $41.6 million were $0.9 million or 2% higher than the prior year period. Cash costs per ounce sold of $1,527 were higher by $291 or 24%, primarily due to lower production and sales volumes.

AISC per ounce sold of $2,124 was higher by $288 or 16%, primarily due to higher cash costs per ounce sold and lower production and sales volumes, partially offset by lower sustaining capital.

Sustaining capital expenditures of $15.1 million included underground development and rehabilitation of $8.9 million, mill and mobile equipment of $3.0 million, and other sustaining capital projects of $3.2 million.

2025 Outlook

Westwood production is expected to be in the range of 125,000 to 140,000 ounces in 2025, as underground mining rates target 1,000 tpd from multiple active mining zones. Underground throughput and grade is expected to increase from the first quarter through underground process improvements. Open pit activities from Grand Duc are currently planned to be completed by the fourth quarter of 2025, though Grand Duc stockpiled material will contribute to the mill feed into 2027. The Company is investigating the potential for an expansion and extension of the pit, with a decision to be made later in the year.

Cash costs at Westwood are expected to be in the range of $1,175 to $1,325 per ounce sold and AISC in the range of $1,675 to $1,825 per ounce sold. Unit costs are expected to decrease from 2024 levels, in line with increased production levels.

Capital expenditures guidance is $70 million (±5%), primarily consisting of underground development and rehabilitation in support of the 2025 mine plan, the continued renewal of the mobile fleet and equipment overhauls, and certain asset integrity projects at the Westwood mill.

Essakane Mine (IAMGOLD interest – 90%)[1] | Burkina Faso

	Q1 2025	Q1 2024
Key Operating Statistics[1]		
Ore mined (000s t)	2,447	3,458
Grade mined (g/t)	1.21	1.54
Operating waste mined (000s t)	5,667	3,132
Capital waste mined (000s t)	2,747	4,750
Material mined (000s t) – total	10,861	11,340
Strip ratio[2]	3.4	2.3
Ore milled (000s t)	3,112	3,039
Head grade (g/t)	1.08	1.52
Recovery (%)	88	89
Gold production (000s oz) – 100%	95	131
Gold production (000s oz) – attributable 90%	86	118
Gold sales (000s oz) – 100%	95	130
Average realized gold price[3,4] ($/oz)	$ 2,898	$ 2,092
Financial Results ($ millions)[1]		
Revenues[5]	$ 276.9	$ 272.3
Cost of sales[5]	148.9	130.5
Production costs	127.7	110.9
(Increase)/decrease in finished goods	1.8	1.3
Royalties	19.4	18.3
Cash costs[3]	148.6	130.2
Sustaining capital expenditures[3]	27.9	36.0
Expansion capital expenditures[3]	2.2	0.5
Total sustaining and expansion capital expenditures[3]	30.1	36.5
Earnings from operations	94.8	91.5
Mine site free cash flow[3]	65.4	35.7
Unit costs per tonne[3]		
Open pit mining cost per operating tonne mined	$ 5.57	$ 5.48
Milling cost per tonne milled	$ 17.56	$ 18.23
G&A cost per tonne milled	$ 10.28	$ 9.08
Operating costs per ounce[6]		
Cost of sales excluding depreciation ($/oz sold)	$ 1,560	$ 1,004
Cash costs[3] ($/oz sold)	$ 1,557	$ 1,002
AISC[3] ($/oz sold)	$ 1,846	$ 1,312

1. 100% basis, unless otherwise stated.
2. Strip ratio is calculated as waste mined divided by ore mined.
3. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
4. Average realized gold price excludes the impact of gold delivered into prepayment arrangements.
5. As per note 25 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
6. Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Operations

Essakane produced 86,000 ounces of attributable production, a decrease of 32,000 ounces or 27%, compared to the same prior year period, primarily due to a decrease in the grade as the mining activities sequenced through the upper benches of Phase 7 compared to the same prior year period when the mine was mining at the bottom of Phase 5. Grades tend to reconcile slightly below the reserve model during the earlier stages of mining a new phase, and conversely to the positive as mining moves deeper into a phase, as was experienced in the first half of 2024 when mining activities were on the later stages of phase 5.

Mining activity totaled 10.9 million tonnes mined in the first quarter 2025, lower by 0.5 million tonnes or 4% compared to the same prior year period.

Mill throughput in the first quarter 2025 was 3.1 million tonnes at an average head grade of 1.08 g/t, 2% higher and 29% lower than the same prior year period, respectively.

The security situation in Burkina Faso continues to be a focus for the Company. Security-related incidents are still occurring in the country, the immediate region of the Essakane mine and, more broadly, the West African region. The security situation in Burkina Faso and its neighboring countries continues to apply pressures to supply chains, although with a reduced impact and there was no related business interruption during 2024 and the first quarter 2025. The Company continues to take proactive measures to ensure the safety and security of in-country personnel and is constantly adjusting its protocols and the activity levels at the site according to the security environment. The Company continues to invest in the security and supply chain infrastructure in the region and at the mine site. It is also incurring additional costs to bring employees, contractors, supplies and inventory to the mine. The situation has placed the Government of Burkina Faso under significant financial constraint due to the high cost of funding its initiatives to defend itself against the militant attacks (see "Risks and Uncertainties").

Financial Performance – Q1 2025 Compared to Q1 2024

Production costs of $127.7 million were higher by $16.8 million or 15%, resulting from higher expensed mining costs primarily due to a lower proportion of capitalized waste in the period, higher maintenance activities, and slightly higher administrative costs, offset by lower realized consumable costs including diesel, grinding media and cyanide.

Cost of sales, excluding depreciation, of $148.9 million was higher by $18.4 million or 14% primarily due to higher production costs and higher royalties. Cost of sales per ounce sold, excluding depreciation, of $1,560 was higher by $556 or 55% primarily due to lower production and sales volumes and higher royalties. Royalties were $203 per ounce, an increase of $62 per ounce due to higher realized gold prices, partially offset by lower sales volume.

Cash costs of $148.6 million were higher by $18.4 million or 14%, primarily due to higher cost of sales and higher royalties. Cash costs per ounce sold of $1,557 were higher by $555 or 55%, primarily due to lower production and sales volumes and higher royalties.

AISC per ounce sold of $1,846 was higher by $534 or 41% primarily due to lower production and sales volumes, partially offset by a decrease in sustaining capital expenditures compared to the prior period.

Total capitalized stripping of $14.4 million was lower by $11.3 million or 44%, as the mine fleet sequenced through mining phases with higher life of phase strip ratios, resulting in a higher proportion of waste tonnes classified as operating waste consistent with the 2025 mine plan.

Sustaining capital expenditures, excluding capitalized stripping, of $13.5 million included capital spares of $5.5 million, resource development of $1.9 million, tailings management of $1.6 million, generator overhaul of $0.9 million, mobile and mill equipment of $0.4 million, and other sustaining projects of $3.2 million. Expansion capital expenditures of $2.2 million were incurred in fulfillment of the community village resettlement commitment.

2025 Outlook

Essakane attributable production is expected to be in the range of 360,000 to 400,000 ounces (400,000 to 440,000 ounces at 100%). The mill is expected to operate at throughput and head grades in line with the current life of mine plan (detailed in the December 2023 43-101 Technical Report), though as mining moves into the primary zones of Phase 6 and 7 in the second half of the year, grades are expected to reconcile positively over this period.

Cash costs at Essakane are expected to be in the range of $1,400 to $1,550 per ounce sold and AISC to be in the range of $1,675 to $1,825 per ounce sold. The cost guidance for 2025 is higher than the 2024 cost guidance ranges due to lower production and higher local spending including regional security expenditures, increased community programs, permit fees and taxes. A decrease in capitalized waste mining is expected to result in a lower proportion of waste stripping costs being capitalized in 2025 and therefore a higher proportion of costs included in cash costs.

Capital expenditures guidance is approximately $115 million (±5%), including approximately $40 million on capitalized waste stripping to progress into Phases 6 and 7, as well as the ongoing replacement of certain equipment to improve efficiency and maintenance costs at Essakane.

Continued security incidents or related concerns could have a material adverse impact on future operating performance. The Company continues to actively work with authorities and suppliers to mitigate potential impacts and manage continuity of supply due to the security situation noted above while also investing in additional infrastructure and supply inventory levels appropriate to secure operational continuity (see "Risks and Uncertainties").

PROJECTS

Nelligan Gold Project | Chibougamau District, Quebec, Canada

The Company holds a 100% interest in the Nelligan Gold Project ("Nelligan") located approximately 45 kilometres south of the Chapais Chibougamau area in Québec.

On February 20, 2025, the Company announced its updated Mineral Resources for the Nelligan Project of 3.1 million Indicated gold ounces in 102.8 million tonnes ("Mt") at 0.95 grams per tonne gold ("g/t Au"), and 5.2 million Inferred ounces (166.4 Mt at 0.96 g/t Au). This represents a 56% increase in Indicated ounces, or 1.1 million ounces, with an accompanying 13% increase in grade; as well as a 33% increase in Inferred ounces, or 1.3 million ounces, with a similar 14% increase in grade. Nelligan mineralization remains open along strike and at depth.

A diamond drilling program of 13,000 metres of expansion and delineation drilling is planned for 2025, of which approximately 8,000 metres were completed in the first quarter 2025.

Monster Lake Gold Project | Chibougamau District, Quebec, Canada

The Company holds a 100% interest in the Monster Lake Gold Project, which is located approximately 15 kilometres north of the Nelligan Gold Project in the Chapais Chibougamau area in Québec.

In the fourth quarter 2024, the Company reported an updated Mineral Resource Estimate of 239,000 tonnes of Indicated Mineral Resources averaging 11.0 g/t Au for 84,000 ounces of gold, and 1,053,000 tonnes of Inferred Mineral Resources averaging 14.4 g/t Au for 489,000 ounces of gold (see news release dated October 23, 2024).

A diamond drilling program of 17,000 metres of exploration drilling is planned for 2025 and approximately 6,300 metres were completed in the first quarter 2025, testing exploration targets along the main Monster Lake Shear Zone structural corridor and known gold mineralized lateral and depth extensions.

Anik Gold Project | Chibougamau District, Quebec, Canada

The Anik Gold Project is wholly owned by Kintavar Exploration Inc. ("Kintavar") and is contiguous with Nelligan to the north and east. IAMGOLD has entered into an option agreement on May 20, 2020, to acquire 80% of the interests in this project. A diamond drilling program of 1,800 metres was planned for 2025 and was slightly increased to approximately 2,100 metres which were completed in the first quarter 2025, testing different target areas.

FINANCIAL REVIEW

Liquidity and Capital Resources

As at March 31, 2025, the Company had $316.6 million in cash and cash equivalents and net debt of $882.3 million. The Company has $210.0 million drawn on the Credit Facility and approximately $428.5 million remains available, resulting in liquidity at March 31, 2025, of approximately $745.8 million.

Within cash and cash equivalents, $46.9 million (70% basis) was held by the Côté Gold UJV, $200.2 million was held by Essakane and $60.6 million was held in the corporate treasury. The Côté Gold UJV requires its joint venture partners to fund, in advance, two months of future expenditures and cash calls are made at the beginning of each month, resulting in the month end cash balance approximating the following month's expenditure.

The Company uses dividends and intercompany loans to repatriate funds from its operations and the timing of dividends may impact the timing and amount of required financing at the corporate level, including the Company's drawdowns under the Credit Facility. Excess cash at Essakane is mainly repatriated through dividend payments, of which the Company will receive its share based on its ownership, net of dividend taxes. The size of the dividend is dependent on cash held and the projected cash generation at Essakane. There is a risk that the Company may not receive full or partial refunds or be able to sell the outstanding VAT balances during 2025 which would impact the cash available for dividends paid during 2025 and future years (see "Risks and Uncertainties").

On February 5, 2025, the Company concluded the disposition of its interest in the Yatela mine, initiated in 2019, by way of issuing the final closure payment of $18.2 million releasing the Company of all obligations.

On February 11, 2025, the Company completed a private placement of 0.8 million flow-through common shares of the Company (the "Flow-Through Shares") that will qualify as "flow-through shares" (within the meaning of subsection 66(15) of the Income Tax Act (Canada)). The Flow-Through Shares were issued at a price of C$12.25 per Flow-Through Share for aggregate gross proceeds of C$10.0 million.

Restricted cash in support of environmental closure costs obligations related to Essakane, Westwood division and Côté Gold totaled $66.3 million.

The following table summarizes the carrying value of the Company's long-term debt:

($ millions)[1]	March 31 2025		December 31 2024
Credit Facility	$	210.0	$ 220.0
5.75% senior notes ($450 million principal outstanding)		448.5	448.4
Term Loan ($400 million principal outstanding)		362.0	358.4
Equipment loans		1.8	2.1
	$	1,022.3	$ 1,028.9

1. Long-term debt does not include leases in place of $126.3 million as at March 31, 2025 (December 31, 2024 - $124.2 million).

Credit Facility

The Company has a $650 million secured revolving Credit Facility, which was entered into in December 2017 and subsequently increased and extended by four years now maturing on December 20, 2028, in support of the Company's requirements for a senior revolving facility for its overall business.

The Credit Facility provides for an interest rate margin above the SOFR, banker's acceptance prime rate and base rate advances which vary, together with fees related thereto, according to the total Net Debt to EBITDA ratio of the Company. The Credit Facility is secured by certain of the Company's real assets, guarantees by certain of the Company's subsidiaries and pledges of shares of certain of the Company's subsidiaries. The key terms of the Credit Facility include certain limitations on incremental debt, certain restrictions on distributions and financial covenants, including Net Debt to EBITDA, Interest Coverage and a minimum liquidity requirement of $150 million. The Company was in compliance with its Credit Facility covenants as at March 31, 2025.

As at March 31, 2025, the Credit Facility was drawn in the amount of $210.0 million and the Company issued letters of credit under the Credit Facility in the amount of $7.4 million as collateral for surety bonds issued, $0.4 million as guarantees for certain environmental indemnities to government agencies, and $3.7 million as a supplier payment guarantee, with $428.5 million remaining available under the Credit Facility.

5.75% Senior notes

In September 2020, the Company completed the issuance of $450 million of senior notes at face value with an interest rate of 5.75% per annum (the "Notes"). The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021, in the amount of approximately $12.9 million for each payment. The Notes are guaranteed by certain of the Company's subsidiaries.

The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.

Term Loan

In May 2023, the Company entered into the $400.0 million Term Loan. The Term Loan has a 3% original issue discount, bears interest at a floating interest rate of either one month or three-month SOFR + 8.25% per annum and matures on May 16, 2028. The Term Loan is denominated in U.S. dollars and interest is payable upon each SOFR maturity date. The Term Loan notes are guaranteed by certain of the Company's subsidiaries, subordinated to the Credit Facility.

The Company incurred transaction costs of $11.0 million, in addition to the 3% discount, which have been capitalized and offset against the carrying amount of the Term Loan within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.

The Term Loan can be repaid in $20 million tranches at any time and has a make-whole premium if repaid in the first two years, 104% of the principal if repaid after May 2025, 101% of the principal if repaid after May 2026 and 100% thereafter.

The Term Loan has a minimum liquidity requirement of $150 million and an interest coverage ratio (1.5x trailing consolidated EBITDA to consolidated interest expense) covenants and has no mandatory requirements for gold or other forms of hedging, cost overrun reserves or cash sweeps. The Company was in compliance with its Term Loan covenants as at March 31, 2025.

Leases

At March 31, 2025, the Company had lease obligations of $126.3 million at a weighted average borrowing rate of 7.19%.

On April 29, 2022, the Company, on behalf of the Côté Gold UJV, entered into a master lease agreement with Caterpillar Financial Services Limited for $125 million, which was subsequently amended to increase the facility to $175 million for the leasing of certain mobile equipment at Côté Gold. The final pieces of equipment were delivered during the first quarter 2025.

Equipment loans

At March 31, 2025, the Company had equipment loans with a carrying value of $1.8 million secured by certain mobile equipment, with interest rates at 5.3% which mature in 2026. The equipment loans are carried at amortized cost on the consolidated balance sheets.

Gold prepay arrangements

In December 2023 and April 2024, the Company entered into gold sale prepay arrangements and amendments to certain pre-existing prepay arrangements, effectively transitioning the cash impact of the gold delivery obligations out of the first and second quarters of 2024 into the first and second quarters of 2025.

- 2024 Q1 Prepay Arrangements: the Company received an amount of $59.9 million during the first quarter 2024 at an effective gold price of $1,916 per ounce and was required to physically deliver 31,250 ounces of gold over the period of January 2025 to March 2025 in equal monthly amounts. The Company delivered the gold into the 2024 Q1 Prepay Arrangement, completing this commitment by March 31, 2025.

- 2024 Q2 Prepay Arrangements: the Company received an amount of $59.4 million during the second quarter 2024 at an effective gold price of $1,900 per ounce and is required to physically deliver 31,250 ounces of gold over the period of April 2025 to June 2025. The arrangement includes a gold collar of $2,100 to $2,925 per ounce whereby the Company will receive a cash payment at the time of delivery of the ounces if the spot price of gold exceeds $2,100 per ounce, with the payment calculated as the difference between the spot price and $2,100 per ounce, capped at $2,925 per ounce.

- Amendment to pre-existing prepay arrangements: the Company deferred the delivery of 12,500 ounces that were previously scheduled for delivery in the first half of 2024 to the first half of 2025. In the first quarter 2025 the Company delivered 6,250 ounces of gold into this obligation. At March 31, 2025, 6,250 ounces of gold under this obligation remain to be delivered in equal monthly instalments during the second quarter 2025.

Surety bonds and performance bonds

As at March 31, 2025, the Company had (i) C$255.8 million ($177.9 million) of surety bonds, issued pursuant to arrangements with insurance companies, in support of environmental closure costs obligations related to the Westwood division and Côté Gold and (ii) C$32.1 million ($22.3 million) of performance bonds in support of certain obligations primarily related to the construction of fish habitat at Côté Gold.

As at March 31, 2025, the total collateral provided through letters of credit and cash deposits for the surety and performance bonds was $13.9 million. The balance of $186.3 million remains uncollateralized for the surety and performance bonds.

The Company will be required to increase bonds further by C$19.0 million cumulatively during the second and third quarter of 2025 and C$19.0 million cumulatively during the second and third quarter of 2026.

Derivative contracts

In addition to the gold sale prepayment arrangements noted above, and in order to mitigate volatility in costs and protect against downside, the Company entered into certain derivative contracts in respect of foreign exchange rates. In addition, the Company may manage certain other commodities exposure such as oil through derivatives. See "Financial Instruments" for information relating to the Company's outstanding derivative contracts.

Liquidity Outlook

At March 31, 2025, the Company had available liquidity of $745.8 million mainly comprised of $316.6 million in cash and cash equivalents and $428.5 million available under the Credit Facility.

The Company has considerable obligations and factors impacting its liquidity projections during the next twelve months:

- IAMGOLD will receive 70% of gold production and will fund 70% of the disbursements at Côté Gold related to the planned and unplanned costs related to the ramp-up, as well as ongoing operating and capital expenditures and working capital requirements. It is expected that Côté Gold will remain free cash flow positive, excluding the impact of gold prepay transactions. A slower than planned ramp-up or unplanned downtime would result in less gold sales and an increase in the funding requirement.

- The Company is required to deliver 37,500 ounces under its gold prepay arrangements from April 2025 to June 30, 2025. The prepay arrangements were funded at the time of entering into the agreements. For 31,250 ounces that will be delivered during the second quarter 2025, the Company will receive cash payments at the time of delivery based on the amount that market price of gold at the time of delivery exceeds $2,100 per ounce, capped at $2,925 per ounce.

- Within cash and cash equivalents, $46.9 million (70% basis) was held by Côté Gold and $200.2 million was held by Essakane. Cash at Essakane is mainly repatriated through dividend payments, of which the Company will receive its ownership share, net of dividend taxes. The Company's ability to service and reduce its debt obligations in Canada is partly dependent on the ability of the Company to successfully repatriate dividends from Burkina Faso.

The Company's liquidity position, comprised of cash and cash equivalents, short-term investments, and availability under the Credit Facility, together with expected cash flows from operations, is expected to be sufficient to support the Company's normal operating requirements, capital commitments, and service the prepay and debt obligations as it becomes due.

The Company's financial results are highly dependent on the price of gold, oil and foreign exchange rates and future changes in these prices will, therefore, impact performance. The Company's ability to draw down on the Credit Facility is dependent on its ability to meet net debt to EBITDA and interest ratio covenants.

The Company will be dependent on the cash flows generated from its operations to repay its indebtedness that was incurred to fund the construction of the Côté Gold project. Readers are encouraged to read the "Caution Regarding Forward Looking Statements" and the "Risk Factors" sections contained in the Company's 2024 Annual Information Form, which is available on SEDAR at www.sedarplus.ca and the "Caution Regarding Forward Looking Statements" and "Risk and Uncertainties" section of the MD&A.

Income Statement

Revenues – Revenues were $477.1 million in the first quarter 2025 from sales of 174,000 ounces at an average realized gold price of $2,731 per ounce, higher by $138.2 million or 41% than the prior year period, due to the Côté Gold mine only commencing gold sales from the second quarter 2024, and a higher realized gold price, partially offset by lower sales volumes at Essakane and Westwood and the impact of gold deliveries into the prepay arrangements, including 31,000 ounces delivered at a forward price of $1,916 per ounce and 6,500 ounces delivered at a forward price of $1,753 per ounce.

Cost of sales – Cost of sales excluding depreciation was $256.2 million in the first quarter 2025, higher by $84.8 million or 49% than the prior year period, primarily due the Côté Gold mine only commencing gold sales from the second quarter 2024, and increased royalty payments due to higher realized gold prices.

Depreciation expense – Depreciation expense was $79.7 million in the first quarter 2025, higher by $17.9 million or 29% than the prior year period primarily due to the Côté Gold mine commencing operations from the second quarter 2024, and the reversal of previous impairments for the Westwood mine complex in the third quarter of 2024, partially offset by lower production volumes and the amortization of deferred stripping assets at Essakane.

Exploration expense – Exploration expense was $6.6 million in the first quarter 2025, higher by $0.4 million or 6% than the prior year period due to increased exploration expenditures at Chibougamau District and Côté Gold.

General and administrative expense – General and administrative expense was $16.4 million in the first quarter 2025, higher by $6.4 million or 64% than the prior year period, primarily due to $6.4 million in restructuring and other administrative costs incurred in the period, and $0.5 million in higher share based compensation resulting from the rise in the Company's share price, partially offset by $0.5 million in lower salaries and labour costs due to reductions in headcount at the corporate office over the past year.

Income tax expense – Income tax expense was $39.2 million in the first quarter 2025, higher by $12.2 million or 45% than the prior year period. It is comprised of a current income tax expense of $26.0 million and a deferred income tax expense of $13.2 million, lower than the prior year period for current income tax expense by $0.9 million or 3% and higher for deferred income tax expense by $13.1 million or 13,100%, respectively. The deferred income tax expense was higher primarily due to (i) the deferred tax liability for a taxable temporary difference associated with its investment in Essakane and (ii) the recognition of deferred taxes related to Côté Gold mining tax.

Operating Activities

Net cash flow from operating activities for the first quarter 2025 was $74.3 million, lower by $2.8 million compared to the same prior year period, primarily due to: net impact of $84.2 million from the prepay arrangements; an increase in supplies inventories, finished goods and ore stockpiles of $21.7 million primarily due to an increase in finished goods and ore stockpiles at Côté Gold relative to the prior year period; higher disbursements related to asset retirement obligations of $3.1 million; a net decrease in derivative settlements of $2.0 million, offset by: higher cash earnings of $49.9 million due to higher realized gold price and an increased sales volume; an increase in trade and other payables of $50.7 million due to the timing of supplier invoices, and a decrease in income tax paid, receivables and other items of $7.6 million.

Investing Activities

Net cash used in investing activities for the first quarter 2025 was $86.6 million, a decrease of $77.8 million from the same prior year period, primarily due to: a decrease in capital expenditures for property, plant and equipment of $88.2 million, mainly due to the completion of the Côté Gold construction phase in 2024; a decrease in capitalized borrowing costs of $10.3 million; and a decrease in restricted cash of $3.9 million, offset by: a one-time payment of $18.2 million arising from the closing of the Yatela asset; and lower interest received and increased other investing items of $6.4 million.

Financing Activities

Net cash used in financing activities for the first quarter 2025 was $25.1 million, a decrease of $39.3 million from the same prior year period, primarily due to: an increase in interest payments of $14.0 million; the receipt of $15.5 million in proceeds in Q1 2024 received through the SMM funding arrangement; a net repayment of $10.0 million to the Credit Facility in the first quarter 2025, offset by: higher other financing outflows of 0.2 million.

CONFERENCE CALL

A conference call will be held on **Wednesday, May 7, 2025, at 8:30 a.m. (Eastern Time)** hosted by IAMGOLD senior management for a discussion on the Company's first quarter 2025 operating and financial results. Listeners may access the conference call via webcast from the events section of the Company's website at www.iamgold.com (webcast link below), or through the following dial-in numbers:

> Pre-register via: Chorus Call IAMGOLD Q1 2025 Registration *(recommended)*. Upon registering, you will receive a calendar booking by email with dial-in details and unique PIN. This process will bypass the operator and avoid the queue.
>
> Toll free (North America): **1 (844) 752-3518**
>
> International: **+1 (647) 846-8209**
>
> Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=PJqxT8En

An online archive of the webcast will be available by accessing the Company's website at www.iamgold.com. A telephone replay will be available for one month following the call by dialing toll free 1 (855) 669-9658 within North America or +1 (412) 317-0088 from international locations and entering the passcode: 8547526.

For more information, refer to the Management Discussion and Analysis ("MD&A") and the unaudited condensed consolidated interim Financial Statements as at and for the three months ended March 31, 2025, that are available on the Company's website at www.iamgold.com and on SEDAR at www.sedarplus.ca. The Company uses certain non-GAAP financial performance measures throughout this news release. Please refer to the "Non-GAAP Financial Performance Measures" section of this news release and the MD&A for more information.

End Notes (excluding tables) This is a non-GAAP financial measure. See "Non-GAAP Financial Measures" section below. Further information on these non-GAAP financial measures is included on pages 26 to 34 of the Company's Q1 2025 MD&A filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

ABOUT IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with three operating mines: Côté Gold (Canada), Westwood (Canada) and Essakane (Burkina Faso). Côté Gold ("Côté") commenced production on March 31, 2024. The Company has an established portfolio of early stage and advanced exploration projects within highly prospective mining districts in Canada. IAMGOLD employs approximately 3,700 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883
info@iamgold.com

NON-GAAP FINANCIAL MEASURES

The Company has included certain non-GAAP financial measures to supplement its consolidated interim financial statements, which are presented in accordance with IFRS, including the following:

- Average realized gold price per ounce sold
- Underground mining cost per ore tonne mined, open pit net mining cost per operating tonne mined, milling cost per tonne milled, and G&A cost per tonne milled
- Cash costs, cash costs per ounce sold, all in sustaining cost and all in sustaining cost per ounce sold
- Net earnings (loss) attributable to shareholders and adjusted net earnings (loss) attributable to shareholders
- Net cash from operating activities, before movements in working capital and non-current ore stockpiles
- Earnings before interest, income taxes, depreciation and amortization ("EBITDA")
- Mine-site free cash flow
- Sustaining and expansion capital expenditures
- Project expenditures

The Company believes that, in addition to conventional financial measures prepared in accordance with IFRS, these non-GAAP financial measures will provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed by IFRS, may not be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Average Realized Gold Price per Ounce Sold

Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits, which, in the Company's case, are not significant and to enable investors to understand the Company's financial performance based on the average realized proceeds of selling gold production in the reporting period.

($ millions, except where noted)	Q1 2025	Q1 2024
Revenues	$ 477.1	$ 338.9
By-product credits and other revenues	(1.1)	(0.6)
Gold revenues	$ 476.0	$ 338.3
Sales (000s oz)	174	163
Average realized gold price per ounce[1,2,3] ($/oz)	$ 2,731	$ 2,077

1. Average realized gold price per ounce sold may not be calculated based on amounts presented in this table due to rounding.
2. Average realized gold price per ounce sold is calculated based on sales from the Company's Côté Gold mine at 70% and Westwood and Essakane mines at 100%.
3. Average realized gold price per ounce sold in the first quarter 2025 includes 37,500 ounces at $1,887 per ounce as delivered into the Q1 2024 Prepay Arrangements (2024 - 31,250 ounces at $1,994 per ounce as delivered in accordance with the 2022 Prepay Arrangement).

Underground Mining Cost per Ore Tonne Mined, Open Pit Net Mining Cost per Operating Tonne Mined, Milling Cost per Tonne Milled, and G&A Cost per Tonne Milled

Underground mining cost per ore tonne mined and open pit net mining cost per operating tonne mined are defined as:

- Mining costs (as included in production costs), that exclude capitalized waste stripping for open pit mines, less changes in stockpile balances and non-production costs as these costs are not directly related to tonnes mined, divided by
- the sum of the tonnage of ore and operating waste mined.

Milling cost per tonne milled and general and administrative cost per tonne milled are defined as:

- Mill and general and administrative costs (as included in production costs), excluding selling costs and non-production costs as these costs are not directly related to tonnes milled, divided by
- the tonnage of ore milled.

IAMGOLD believes these non-GAAP financial performance measures provide further transparency and assist analysts, investors and other stakeholders of the Company in assessing the performance of mining operations by eliminating the impact of varying production levels. Management is aware, and investors should note, that these per tonne measures of performance can be affected by fluctuations in mining and/or processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs and other data prepared in accordance with IFRS. These measures do not have standardized meanings under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Côté Gold (100% basis)

($ millions, except where noted)		Q1 2025		Q1 2024
Production cost	$	80.7	$	1.4
Adjust for:				
Increase/decrease in stockpiles		11.0		16.6
Adj. operating cost	$	91.7	$	17.9
Included in adjusted operating cost:				
Open pit net mining cost [A]		30.7		17.2
Milling cost [B], net of capitalized operating cost		42.3		—
G&A cost [C]		18.7		—
Open pit ore tonnes mined (000s t)		3,115		1,944
Open pit operating waste tonnes mined (000s t)		5,667		3,208
Open pit ore and operating waste tonnes mined (000s t) [D]		8,782		5,152
Ore milled (000s t) [E]		2,097		—
Open pit net mining cost per operating tonne mined ($/tonne) [A/D]	$	3.49	$	3.33
Milling cost per tonne milled ($/tonne) [B/E]	$	20.18	$	—
G&A cost per tonne milled ($/tonne) [C/E]	$	8.89	$	—

$/tonne may not re-calculate based on amounts presented in this table due to rounding.

Westwood

($ millions, except where noted)		Q1 2025		Q1 2024
Production cost	$	41.0	$	38.6
Adjust for:				
Increase/decrease in stockpiles		1.2		(0.5)
Adj. operating cost	$	42.2	$	38.1
Consisting of:				
Underground mining cost [A]		24.4		20.6
Open pit net mining cost [B]		4.9		6.2
Milling cost [C]		6.6		6.1
G&A cost [D]		6.3		5.1
Underground ore tonnes mined (000s t) [E]		89		83
Open pit ore tonnes mined (000s t)		192		120
Open pit waste tonnes mined (000s t)		481		346
Open pit ore and operating waste tonnes mined (000s t) [F]		673		466
Ore milled (000s t) [G]		282		249
Underground mining cost per ore tonne mined ($/tonne) [A/E]	$	274.75	$	247.22
Open pit net mining cost per operating tonne mined ($/tonne) [B/F]	$	7.24	$	13.29
Milling cost per tonne milled ($/tonne) [C/G]	$	23.26	$	24.65
G&A cost per tonne milled ($/tonne) [D/G]	$	22.70	$	20.56

$/tonne may not re-calculate based on amounts presented in this table due to rounding.

Essakane

($ millions, except where noted)		Q1 2025		Q1 2024
Production cost	$	127.7	$	110.9
Adjust for:				
Increase/decrease in stockpiles		4.1		8.2
Adj. operating cost	$	131.8	$	119.1
Consisting of:				
Open pit net mining cost [A]		45.2		36.1
Milling cost [B]		54.6		55.4
G&A cost [C]		32.0		27.6
Open pit ore tonnes mined (000s t)		2,447		3,458
Open pit operating waste tonnes mined (000s t)		5,667		3,132
Open pit ore and operating waste tonnes mined (000s t) [D]		8,114		6,590
Ore milled (000s t) [E]		3,112		3,039
Open pit net mining cost per operating tonne mined ($/tonne) [A/D]	$	5.57	$	5.48
Milling cost per tonne milled ($/tonne) [B/E]	$	17.56	$	18.23
G&A cost per tonne milled ($/tonne) [C/E]	$	10.28	$	9.08

$/tonne may not re-calculate based on amounts presented in this table due to rounding.

Cash Costs, Cash Costs per Ounce Sold, AISC and AISC per Ounce Sold

The Company reports cash costs, cash costs per ounce sold, AISC and AISC per ounce sold in order to provide investors with information about key measures used by management to monitor performance of mine sites in commercial production and its ability to generate positive cash flow.

Cash costs include mine site operating costs such as mining, processing, administration, royalties, production taxes and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales exclusive of depreciation expense, sustaining capital expenditures, which are required to maintain existing operations, capitalized exploration, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits and corporate general and administrative costs. These costs are then divided by the Company's attributable gold ounces sold by mine sites in commercial production in the period to arrive at the cash costs per ounce sold and the AISC per ounce sold.

The following tables provide a reconciliation of cash costs, AISC, cost of sales excluding depreciation per ounce sold, cash costs per ounce sold and AISC per ounce sold on an attributable basis to cost of sales as per the consolidated interim financial statements.

Three months ended March 31, 2025

($ millions, except where noted)		Côté Gold		Westwood		Essakane		Corporate		Total
Cost of sales[1]	$	99.2	$	54.5	$	181.7	$	0.5	$	335.9
Depreciation expense[1]		(34.0)		(12.4)		(32.8)		(0.5)		(79.7)
Cost of sales, excluding depreciation expense	$	65.2	$	42.1	$	148.9	$	—	$	256.2
Adjust for:										
Other mining costs		(0.1)		(0.5)		(0.3)		—		(0.9)
Cost attributed to non-controlling interests[2]		—		—		(14.9)		—		(14.9)
Cash costs – attributable	$	65.1	$	41.6	$	133.7	$	—	$	240.4
Adjust for:										
Sustaining capital expenditures[3]		19.3		15.5		26.0		0.5		61.3
Corporate general and administrative costs[4]		—		—		—		16.4		16.4
Other costs[5]		0.5		0.7		1.5		(3.7)		(1.0)
Cost attributable to non-controlling interests[2]		—		—		(2.8)		—		(2.8)
AISC – attributable	$	84.9	$	57.8	$	158.4	$	13.2	$	314.3
Total gold sales (000 oz) – attributable		52		27		86		—		165
Cost of sales excluding depreciation[6] ($/oz sold) - attributable	$	1,264	$	1,547	$	1,560	$	—	$	1,465
Cash costs[6] ($/oz sold) – attributable	$	1,260	$	1,527	$	1,557	$	—	$	1,459
AISC[6] all operations ($/oz sold) – attributable	$	1,643	$	2,124	$	1,846	$	80	$	1,908

1. As per note 29 of the consolidated interim financial statements for cost of sales and depreciation expense.
2. Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.
3. Sustaining capital expenditures are expenditures required to support current production levels at a mine site and excludes all expenditures at the Company's development projects as well as certain expenditures at the Company's operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. Sustaining capital expenditures are further described below.
4. Corporate general and administrative costs exclude one-time material severance charges.
5. Other costs include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.
6. Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Three months ended March 31, 2024

($ millions, except where noted)		Westwood		Essakane		Corporate		Total
Cost of sales[1]	$	52.1	$	180.9	$	0.2	$	233.2
Depreciation expense[1]		(11.2)		(50.4)		(0.2)		(61.8)
Cost of sales, excluding depreciation expense	$	40.9	$	130.5	$	—	$	171.4
Adjust for:								
Other mining costs		(0.3)		(0.3)		—		(0.6)
Cost attributed to non-controlling interests[2]		—		(13.0)		—		(13.0)
Cash costs – attributable	$	40.6	$	117.2	$	—	$	157.8
Adjust for:								
Sustaining capital expenditures[3]		18.9		36.9		0.1		55.9
Corporate general and administrative costs[4]		—		—		9.7		9.7
Other costs[5]		0.6		3.2		0.1		3.9
Cost attributable to non-controlling interests[2]		—		(17.1)		—		(17.1)
AISC – attributable	$	60.1	$	140.2	$	9.9	$	210.2
Total gold sales (000 oz) – attributable		33		117		—		150
Cost of sales excluding depreciation[6] ($/oz sold) - attributable	$	1,243	$	1,004	$	—	$	1,056
Cash costs[6] ($/oz sold) – attributable	$	1,236	$	1,002	$	—	$	1,053
AISC[6] all operations ($/oz sold) – attributable	$	1,836	$	1,312	$	66	$	1,493

1. As per note 29 of the consolidated interim financial statements for cost of sales and depreciation expense.
2. Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.
3. Sustaining capital expenditures are expenditures required to support current production levels at a mine site and excludes all expenditures at the Company's development projects as well as certain expenditures at the Company's operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. Sustaining capital expenditures are further described below.
4. Corporate general and administrative costs exclude depreciation expense and one-time material severance charges.

5. Other costs include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.
6. Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Sustaining and Expansion Capital Expenditures

Sustaining capital expenditures are expenditures required to support current production levels at a mine site and exclude all expenditures at the Company's development projects as well as certain expenditures at the Company's operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. The distinctions between sustaining and expansion capital used by the Company align with the guidelines set out by the World Gold Council. Expansion capital is capital expenditures incurred at new projects and capital expenditures related to major projects or expansion at existing operations where these projects will materially benefit the operations. This non-GAAP financial measure provides investors with transparency regarding the capital expenditures required to support the ongoing operations at its mines, relative to its total capital expenditures.

Reconciliation of incurred capital expenditure per the segmented note in the financial statements to incurred sustaining and expansion capital for the three months ended March 31, 2025, and March 31, 2024:

($ millions, except where noted)	Sustaining	Expansion	Q1 2025	Sustaining	Expansion	Q1 2024
Capital expenditures for property, plant and equipment	$ 61.7	$ 5.3	$ 67.0	$ 55.1	$ 133.5	$ 188.6
Less: Côté Gold (9.7% share in 2024)	—	—	—	—	(18.3)	(18.3)
Subtotal	$ 61.7	$ 5.3	$ 67.0	$ 55.1	$ 115.2	$ 170.3
Côté Gold (IMG basis)	18.2	3.1	21.3	—	114.7	114.7
Westwood	15.1	—	15.1	19.0	—	19.0
Essakane	27.9	2.2	30.1	36.0	0.5	36.5
Corporate	0.5	—	0.5	0.1	—	0.1

Reconciliation of capital expenditure per cash flow statement in the financial statements to cash payments for sustaining and expansion capital for the three months ended March 31, 2025, and March 31, 2024:

($ millions, except where noted)	Sustaining	Expansion	Q1 2025	Sustaining	Expansion	Q1 2024
Capital expenditures for property, plant and equipment	$ 61.7	$ 5.3	$ 67.0	$ 55.1	$ 133.5	$ 188.6
Working capital adjustments	(0.4)	(1.9)	(2.3)	0.8	(36.5)	(35.7)
Capital expenditures per statement of cash flows	61.3	3.4	64.7	55.9	97.0	152.9
Less: Côté Gold (9.7% share in 2024)	—	—	—	—	(12.9)	(12.9)
Subtotal	$ 61.3	$ 3.4	$ 64.7	$ 55.9	$ 84.1	$ 140.0
Côté Gold (IMG basis)	19.3	1.2	20.5	—	83.7	83.7
Westwood	15.5	—	15.5	18.9	—	18.9
Essakane	26.0	2.2	28.2	36.9	0.4	37.3
Corporate	0.5	—	0.5	0.1	—	0.1

Project Expenditures

Project expenditures at Côté represent all the project construction capital costs incurred during construction and commissioning phase of the project in line with the Côté Gold NI 43-101 technical report and include capital expenditures, right-of-use assets acquired through leases, and initial supplies inventory, less certain cash and non-cash corporate level adjustments included in capital expenditures.

EBITDA and Adjusted EBITDA

EBITDA (earnings before income taxes, depreciation and amortization of finance costs) is an indicator of the Company's ability to produce operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures.

Adjusted EBITDA represents EBITDA excluding certain impacts such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. Management believes this additional information is useful to investors in understanding the Company's ability to generate operating cash flow by excluding from the calculation these non-cash amounts and cash amounts that are not indicative of the recurring performance of the underlying operations for the periods presented.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the consolidated interim financial statements:

($ millions, except where noted)	Q1 2025	Q1 2024
Earnings (loss) before income taxes	$ 85.7	$ 88.7
Add:		
Depreciation	79.7	62.1
Finance costs	29.8	3.3
EBITDA	$ 195.2	$ 154.1
Adjusting items:		
Unrealized (gain)/loss on non-hedge derivatives	2.8	(7.7)
Foreign exchange (gain)/loss	(1.6)	(0.9)
Write-down of assets	0.1	0.1
Changes in estimates of asset retirement obligations at closed sites	4.9	0.5
Fair value of deferred consideration from sale of Sadiola	(0.5)	(0.4)
Severance costs	3.8	0.2
Other	(0.2)	6.6
Adjusted EBITDA	$ 204.5	$ 152.5

Adjusted Net Earnings (Loss) Attributable to Equity Holders

Adjusted net earnings (loss) attributable to equity holders represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. This measure is not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS. Management believes this measure better reflects the Company's performance for the current period and is a better indication of its expected performance in future periods. As such, the Company believes that this measure is useful to investors in assessing the Company's underlying performance. The following table provides a reconciliation of earnings (loss) before income taxes and non-controlling interests as per the consolidated statements of earnings (loss) to adjusted net earnings (loss) attributable to equity holders of the Company.

($ millions, except where noted)	Q1 2025	Q1 2024
Earnings (loss) before income taxes and non-controlling interests	$ 85.7	$ 88.7
Adjusting items:		
Unrealized gain/(loss) on non-hedge derivatives	2.8	(7.7)
Other finance costs	5.1	—
Foreign exchange (gain)/loss	(1.6)	(0.9)
Write-down of assets	0.1	0.1
Changes in estimates of asset retirement obligations at closed sites	4.9	0.5
Fair value of deferred consideration from sale of Sadiola	(0.5)	(0.4)
Severance costs	3.8	0.2
Other	(0.2)	6.6
Adjusted earnings before income taxes and non-controlling interests	$ 100.1	$ 87.1
Income taxes	(39.2)	(27.0)
Tax on foreign exchange translation of deferred income tax balances	2.3	(0.2)
Tax impact of adjusting items	(1.2)	—
Non-controlling interests	(6.8)	(6.9)
Adjusted net earnings (loss) attributable to equity holders	$ 55.2	$ 53.0
Adjusted net earnings (loss) per share attributable to equity holders	$ 0.10	$ 0.11
Basic weighted average number of common shares outstanding (millions)	572.5	489.3

Net Cash from Operating Activities before Changes in Working Capital

The Company makes reference to net cash from operating activities before changes in working capital which is calculated as net cash from operating activities less working capital items and non-current ore stockpiles. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes that this non-GAAP measure, which excludes these non-cash items, provides investors with the ability to better evaluate the operating cash flow performance of the Company.

The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities:

($ millions, except where noted)	Q1 2025	Q1 2024
Net cash from operating activities	$ 74.3	$ 77.1
Adjusting items from working capital items and non-current ore stockpiles:		
Receivables and other current assets	18.3	24.4
Inventories and non-current ore stockpiles	22.5	0.8
Accounts payable and accrued liabilities	(10.2)	40.5
Net cash from operating activities before changes in working capital	$ 104.9	$ 142.8

Mine-Site Free Cash Flow

Mine-site free cash flow is calculated as cash flow from mine-site operating activities less capital expenditures from operating mine sites. The Company believes this measure is useful to investors in assessing the Company's ability to operate its mine sites without reliance on additional borrowing or usage of existing cash.

Three months ended March 31, 2025

($ millions, except where noted)	Côté Gold	Westwood	Essakane	Corporate & other	Total
Net cash from operating activities	$ 78.1	$ 32.1	$ 93.6	$ (129.5)	$ 74.3
Add:					
Operating cash flow used by non-mine site activities	—	—	—	129.5	129.5
Cash flow from operating mine-sites	78.1	32.1	93.6	—	203.8
Capital expenditures	20.5	15.5	28.2	0.5	64.7
Less:					
Capital expenditures from construction and development projects and corporate	—	—	—	(0.5)	(0.5)
Capital expenditures from operating mine-sites	20.5	15.5	28.2	—	64.2
Mine-site cash flow	$ 57.6	$ 16.6	$ 65.4	$ —	$ 139.6

Three months ended March 31, 2024

($ millions, except where noted)	Westwood	Essakane	Corporate & Other	Total
Net cash from operating activities	$ 29.4	$ 73.0	$ (25.3)	$ 77.1
Add:				
Operating cash flow used by non-mine site activities	—	—	25.3	25.3
Cash flow from operating mine-sites	29.4	$ 73.0	—	102.4
Capital expenditures	18.9	$ 37.3	96.7	152.9
Less:				
Capital expenditures from construction and development projects and corporate	—	$ —	(96.7)	(96.7)
Capital expenditures from operating mine-sites	18.9	$ 37.3	—	56.2
Mine-site cash flow	$ 10.5	$ 35.7	$ —	$ 46.2

Liquidity and Net Cash (Debt)

Liquidity is defined as cash and cash equivalents, short-term investments and the credit available under the Credit Facility. Net cash (debt) is calculated as cash, cash equivalents and short-term investments less long-term debt, lease liabilities and the drawn portion of the Credit Facility. The Company believes this measure provides investors with additional information regarding the liquidity position of the Company.

($ millions, except where noted)	March 31 2025	December 31 2024
Cash and cash equivalents	$ 316.6	$ 347.5
Short-term investments	0.7	1.0
Available Credit Facility	428.5	418.5
Available Liquidity	$ 745.8	$ 767.0

($ millions, except where noted)	March 31 2025	December 31 2024
Cash and cash equivalents	$ 316.6	$ 347.5
Short-term investments	0.7	1.0
Lease liabilities	(126.3)	(124.2)
Long-term debt[1]	(1,061.8)	(1,072.1)
Drawn letters of credit issued under Credit Facility	(11.5)	(11.5)
Net cash (debt)	$ (882.3)	$ (859.3)

1. Includes principal amount of the Notes of $450.0 million, Term Loan of $400.0 million, Credit Facility of $210.0 million and equipment loans of $1.8 million (December 31, 2024 – $450.0 million, $400.0 million, $220.0 million, and $2.1 million, respectively). Excludes deferred transaction costs and embedded derivative on the Notes and Term Loan.

CONSOLIDATED BALANCE SHEETS

(In millions of U.S. dollars)	March 31, 2025		December 31, 2024	
Assets				
Current assets				
Cash and cash equivalents	$	316.6	$	347.5
Receivables and other current assets		82.2		48.9
Inventories		281.9		271.9
		680.7		668.3
Non-current assets				
Property, plant and equipment		4,281.2		4,269.4
Exploration and evaluation assets		79.8		79.6
Restricted cash		66.3		68.4
Inventories		169.1		153.0
Other assets		112.4		135.7
		4,708.8		4,706.1
	$	5,389.5	$	5,374.4
Liabilities and Equity				
Current liabilities				
Accounts payable and accrued liabilities	$	278.8	$	264.8
Income taxes payable		76.2		62.7
Current portion of provisions		15.3		14.5
Current portion of lease liabilities		26.7		28.8
Current portion of long-term debt		1.3		1.0
Current portion of deferred revenue		76.4		151.1
Other current liabilities		7.2		27.7
		481.9		550.6
Non-current liabilities				
Deferred income tax liabilities		27.3		14.0
Provisions		296.2		285.1
Lease liabilities		99.6		95.4
Long-term debt		1,021.0		1,027.9
Other liabilities		0.3		0.7
		1,444.4		1,423.1
		1,926.3		1,973.7
Equity				
Attributable to equity holders				
Common shares		3,085.8		3,070.6
Contributed surplus		53.2		57.6
Retained earnings (deficit)		299.1		259.4
Accumulated other comprehensive income (loss)		(45.7)		(50.9)
		3,392.4		3,336.7
Non-controlling interests		70.8		64.0
		3,463.2		3,400.7
Contingencies and commitments				
	$	5,389.5	$	5,374.4

Refer to Q1 2025 Financial Statements for accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(unaudited)		Three months ended March 31,	
(In millions of U.S. dollars, except per share amounts)		2025	2024
Revenues	$	477.1 $	338.9
Cost of sales		(335.9)	(233.2)
Gross profit (loss)		141.2	105.7
General and administrative expenses		(16.4)	(10.0)
Exploration expenses		(6.6)	(6.2)
Other income (expenses)		(5.1)	(2.0)
Earnings (loss) from operations		113.1	87.5
Finance costs		(29.8)	(3.3)
Foreign exchange gain (loss)		1.6	0.9
Interest income, derivatives and other investment gains (losses)		0.8	3.6
Earnings (loss) before income taxes		85.7	88.7
Income tax expense		(39.2)	(27.0)
Net earnings (loss)	$	46.5 $	61.7
Net earnings (loss) attributable to:			
Equity holders	$	39.7 $	54.8
Non-controlling interests		6.8	6.9
Net earnings (loss)	$	46.5 $	61.7
Attributable to equity holders			
Weighted average number of common shares outstanding (in millions)			
Basic		572.5	489.3
Diluted		579.6	493.0
Basic earnings (loss) per share ($ per share)	$	0.07 $	0.11
Diluted earnings (loss) per share ($ per share)	$	0.07 $	0.11

Refer to Q1 2025 Financial Statements for accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)		Three months ended March 31,	
(In millions of U.S. dollars)		2025	2024
Operating activities			
Net earnings (loss)	$	46.5 $	61.7
Adjustments for:			
Depreciation expense		79.7	62.1
Deferred revenue recognized		(77.7)	(53.4)
Income tax expense		39.2	27.0
Finance costs		29.8	3.3
Other non-cash items		8.0	(0.8)
Adjustments for cash items:			
Proceeds from gold prepayment		—	59.9
Settlement of derivatives		(1.7)	0.3
Disbursements related to asset retirement obligations		(3.7)	(0.6)
Movements in non-cash working capital items and non-current ore stockpiles		(30.6)	(65.7)
Cash from operating activities, before income taxes paid		89.5	93.8
Income taxes paid		(15.2)	(16.7)
Net cash from (used in) operating activities	$	74.3 $	77.1
Investing activities			
Capital expenditures for property, plant and equipment		(64.7)	(152.9)
Capitalized borrowing costs		(5.6)	(15.9)
Other investing activities		(16.3)	4.4
Net cash from (used in) investing activities		(86.6)	(164.4)
Financing activities			
Interest paid		(14.0)	—
Proceeds from credit facility		50.0	—
Repayment of credit facility		(60.0)	—
Net funding from Sumitomo Metal Mining Co. Ltd.		—	15.5
Other financing activities		(1.1)	(1.3)
Net cash from (used in) financing activities		(25.1)	14.2
Effects of exchange rate fluctuation on cash and cash equivalents		6.5	(2.8)
Increase (decrease) in cash and cash equivalents		(30.9)	(75.9)
Cash and cash equivalents, beginning of the period		347.5	367.1
Cash and cash equivalents, end of the period	$	316.6 $	291.2

Refer to Q1 2025 Financial Statements for accompanying notes.

QUALIFIED PERSON AND TECHNICAL INFORMATION

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Marie-France Bugnon, P.Geo., Vice President, Exploration, IAMGOLD. Ms. Bugnon is a "qualified person" as defined by NI 43-101.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included or incorporated by reference in this news release, including any information as to the Company's vision, strategy, future financial or operating performance and other statements that express management's expectations or estimates of future performance or impact, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "would", "could", "continue", "expect", "budget", "aim", "can", "focus", "forecast", "anticipate", "estimate", "maintain", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "cover", "strategy", "during", "ongoing", "subject to", "future", "objectives", "opportunities", "committed", "prospective", "likely", "progress", "strive", "sustain", "effort", "extend", "remain", "pursue", "predict", or "project" or the negative of these words or other variations on these words or comparable terminology.

For example, forward-looking statements in this news release include, without limitation, those under the headings "About IAMGOLD", "Highlights", "Outlook", "Environmental, Social and Governance", "Operations", "Financial Condition" and "Quarterly Financial Review" and include, but are not limited to, statements with respect to: the estimation of mineral reserves and mineral resources and the realization of such estimates; operational and financial performance including the Company's guidance for and actual results of production, ESG (including environmental) performance, costs and capital and other expenditures such as exploration and including depreciation expense and effective tax rate; the updated life-of-mine plan, ramp-up assumptions and other project metrics including operating costs in respect to the Côté Gold Mine; expected production of the Côté Gold Mine, expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Company; mine development activities; the Company's capital allocation and liquidity; the composition of the Company's portfolio of assets including its operating mines, development and exploration projects; permitting timelines and the expected receipt of permits; inflation, including global inflation and inflationary pressures; global supply chain constraints; environmental verification, biodiversity and social development projects; plans, targets, proposals and strategies with respect to sustainability, including third party data on which the Company relies, and their implementation; commitments with respect to sustainability and the impact thereof; commitments with respect to greenhouse gas emissions and decarbonization initiatives (e.g. interim target of achieving 30% absolute reduction in Scope 1 and 2 emissions by 2030); the development of the Company's Water Management Standard; commitments with respect to biodiversity; commitments related to social performance, including commitments in furtherance of Indigenous relations; the ability to secure alternative sources of consumables of comparable quality and on reasonable terms; workforce and contractor availability, labour costs and other labour impacts; the impacts of weather; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; financial instruments; hedging strategies; impairment assessments and assets carrying values estimates; safety and security concerns in the jurisdictions in which the Company operates and the impact thereof on the Company's operational and financial performance and financial condition; and government regulation of mining operations (including the Competition Act (Canada) and the regulations associated with the fight against climate change).

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the Company's business strategies and its ability to execute thereon; the ability of the Company to complete pending transactions; the development and execution of implementing strategies to meet the Company's sustainability vision and targets; security risks, including civil unrest, war or terrorism and disruptions to the Company's supply chain and transit routes as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company's Essakane mine; the availability of labour and qualified contractors; the availability of key inputs for the Company's operations and disruptions in global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (included, but

not limited to diesel, fuel oil and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for transactions, exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the inability of the Company to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with certain gold sale prepayment arrangements; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the Company's ability to execute on de-risking activities and measures to improve operations; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements; the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; disruptions from weather related events resulting in limited or no productivity such as forest fires, flooding, heavy snowfall, poor air quality, and extreme heat or cold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements and/or collective bargaining agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company's AIF or Form 40-F available on www.sedarplus.ca or www.sec.gov/edgar for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.